UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Report regarding the increase in shareholding of Woori Financial Co., Ltd.

On September 23, 2009, the board of directors of Woori Finance Holdings Co.,
Ltd. (the “Company”) resolved to increase its shareholding in Woori Financial
Co., Ltd., a subsidiary of the Company (“Woori Financial”), and on October 15,
2009, the Company acquired 409,484 common shares of Woori Financial increasing its shareholding in Woori Financial from 50.60% to 52.88%.  Pursuant to the
Enforcement Decree of the Financial Investment Services and Capital Market Act
of Korea, the Company has filed a report with the Financial Services Commission of Korea disclosing the following key details of its share ownership in Woori
Financial:

Key Details:

• Name of company: Woori Financial Co., Ltd.
• Transaction date / Date of current report: October 15, 2009
• Number of shares held as of the date of the prior report (August 31, 2007):
8,499,955 common shares of Woori Financial, representing 50.60% of the outstanding shares of Woori Financial
• Number of shares held as of the date of the current report (October 15, 2009):
8,970,639 common shares of Woori Financial (including 61,200 common shares held by Mr. Byung Jae Lee, chief executive officer of Woori Financial)*, representing
52.88% of the outstanding shares of Woori Financial

* For purposes of this report, which is filed pursuant to Section 153 of the
Enforcement Decree of the Financial Investment Services and Capital Market Act
of Korea, Mr. Byung Jae Lee, in his position as the chief executive officer of
Woori Financial, is considered a “special related person” to the Company and his shareholding is added to the Company’s actual shareholding when determining the
Company’s shareholding in Woori Financial.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: October 20, 2009	By:	/s/ Woo Seok Seong
	Name:	Woo Seok Seong
	Title:	General Manager